Exhibit 99.7

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited
for the quarter ended September 30, 2004.

Reuters

Interviewee: Vivek Paul, Vice Chairman Wipro Limited and President, Wipro Technologies.

Reuters: How have the billing rates been?

Vivek Paul: They are looking up. They are up 2.9% onsite and down 0.5% offshore. However the downslide offshore is a temporary phenomenon. Looking ahead we are seeing acquiring new customers at healthy premiums

Reuters: What about margin pressures?

Vivek Paul: This quarter we have benefited from pricing. Higher prices and stable administration costs also helped margins. We had the fifth straight quarter of margin expansion. There is a slight upward trend in prices

Reuters: Have you met the Industry outlook that you had in mind?

Vivek Paul: We beat the guidance we gave; we grew by 48% on revenue. The technology side of the business grew at 50%. Europe exhibited strong growth with over 56% whereas US grew at 38%. Our specialty services grew very strongly.

Reuters: What are these specialty services?

Vivek Paul: TIS grew at 58%. We also won a large deal in the space with Tui, a large infrastructure outsourcing deal over 5 years and worth 30 million dollars. Our testing line showed a very strong growth of 90% showing signs of maturity and our already established package implementation group showed sustained growth with a 74% rise.

Reuters: What do you think about the outsourcing rhetoric?

Vivek Paul: With the elections nearing there is rhetoric. There are other genuine issues such as security and privacy also on their minds. However we will not see a fear factor about outsourcing anymore. We will see a more considerable thought process being applied. The sector’s outlook would improve once U.S. elections were out of the way, defusing the controversy over the outsourcing of software and back-office jobs to the relatively low-cost workers of India. We are expecting the rhetoric to decline in three weeks. Customers who are feeling extra sensitive will feel free to make moves.

Reuters: Has the rupee affected?

Vivek Paul: There has not been an impact due to Wipro’s hedging activity.

Reuters: You have added a large number on the employee front?

Vivek Paul: Wipro added a net 5,500 employees to its headcount of 31,517 in the quarter. The new staff included 3,300 in Information Technology, with the rest in back-office unit Wipro Spectramind.

Reuters: What about attrition?

Vivek Paul: Attrition is a challenge; Supply concerns have grown stronger than the demand concerns. Wipro Spectramind, which has been hit by high staff turnover, grew revenue 20 percent on the previous quarter.

Reuters: Do you think if this continues, will it affect growth in future?

Vivek Paul: We have grown last quarter. This has been the 5th straight quarter of growth with 48% revenue growth. We have added 5500 employees last quarter giving you a good indication of the quarter ahead.

As far as the next quarter is concerned, we have upped the guidance to 347 million USD. As far as geographies are concerned, Europe is growing strongly. Among verticals, Telecom has shown good growth.

Reuters: Last question, what about the news floating on Wipro acquiring a company?

Vivek Paul : Don’t believe everything you read .....